

March 12, 2012

<u>Via E-Mail</u>

Elizabeth Fei Chen, Esq.
Pryor Cashman LLP
7 Times Square
New York, NY 10036

>   **Re: BEFUT International Co., Ltd.**
>   **Schedule 13E-3 filed February 27, 2012**
>   **File No. 5-82445**

Dear Ms. Chen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Mr. Tingman Li is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this determination, please review Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov.

2. We note the disclosure under Items 2, 6, and 8 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the disclosure statement in answer to the items of Schedule 13E-3.

Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the disclosure statement and is incorporated by reference in the Schedule 13E-3.

Disclosure Statement

3. Please revise the third paragraph of the letter to stockholders to clarify whether the board determined that the Transaction was fair to the <u>unaffiliated</u> stockholders of the company.

4. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). In this regard, please relocate the "Forward-Looking Statements" section.

Summary of Terms of Reverse/ Forward Stock Split, page1

5. We note that you disclose the fairness determination of the board. Please revise the summary to include the fairness determination of each filing person.

Questions and Answers about the Reverse/ Forward Stock Split, page 3

What are the interests of our directors and executive officers…, page 3

6. Please state whether officers and directors of the issuer will receive any benefits, including cash payments or the accelerated vesting of securities in connection with the going private transaction, and if so, revise to quantify the amounts on an individual and aggregated basis.

Special Factors, page 4

Reasons for and Purposes of the Reverse/ Forward Stock Split, page 4

7. We note that you discuss the reasons and purpose of the board. Please revise to describe the purpose and reasons of each filing person. Refer to Item 1013(a) and (c) of Regulation M-A. Please also revise to discuss any alternative means considered by the other filing persons to accomplish the stated purposes and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

8. Please revise to describe each filing person's reasons for undertaking the Rule 13e-3 transaction at this particular time, as opposed to another time in the issuer's operating history. Refer to Item 1013(c) of Regulation M-A.

Background of the Reverse/ Forward Stock Split, page 5

9. Please revise the background section to describe each contact, meeting, or discussion that took place regarding the reverse stock split and the substance of the discussions or negotiations at each meeting. Please identify any counsel, financial advisors or any members of management who were present at each meeting.

Effects of the Reverse/ Forward Stock Split, page 6

10. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.

11. Please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated shareholders. Refer to Item 1013(d) of Regulation M-A. Please also describe and quantify the benefits and detriments to each of the issuer, its affiliates and its unaffiliated shareholders. Refer to Instruction 2 to Item 1013 of Regulation M-A.

12. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

13. Please revise, here or in another appropriate location, to disclose what plans the issuer has if it does not complete the reverse and forward stock splits. In addition, please confirm your understanding that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

Factors Considered to Determine Fairness, page 8

14. We note that the board considered the average daily closing price over the past 12 months. Please revise to further address whether the board considered the higher market prices during the past two years; for example, we note that the market price was as high as $1.65 per share. Refer to Instruction 2(iv) to Item 1014 of Regulation M-A.

Description of the Reverse/ Forward Stock Split, page 11

15. Please advise as to how you will notify shareholders if the board decides to abandon the Reverse/ Forward Stock Split.

Interests of Certain Persons, page 13

16. Please revise to include the information required by Item 1011(b) of Regulation M-A and corresponding Item 402(t) of Regulation S-K, or advise us.

Company Information, page 17

Company Securities, page 17

17. Please revise to reconcile the market information with the disclosure in the most recent Form 10-K, or advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions